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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 11-K
(MARK ONE)
   [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   [ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM             TO

                        COMMISSION FILE NUMBER 33-90722

                             ----------------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Aviall, Inc.
                              2075 Diplomat Drive
                            Dallas, Texas 75234-8999


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REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                                      By:  /s/ Jeffrey J. Murphy
                                           -----------------------------------
                                           Jeffrey J. Murphy
                                           Chairman, Aviall, Inc.
                                           Employee Stock Purchase Plan

                                      By:  /s/ Jacqueline K. Collier
                                           -----------------------------------
                                           Jacqueline K. Collier
                                           Vice President and Controller,
                                           Aviall, Inc.

Date:   March 27, 2000

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                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN



                               Table of Contents

                               December 31, 1999



                                                            Page
                                                            ----
Report of Independent Accountants...........................  4

Statements of Net Assets....................................  5

Statements of Changes in Net Assets.........................  6

Notes to Financial Statements...............................  7



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.


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                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Benefits Administration Committee of the Aviall, Inc.
     Employee Stock Purchase Plan


In our opinion, the accompanying statements of net assets and the related statements of changes in net assets present fairly, in all material respects, the net assets of the Aviall, Inc. Employee Stock Purchase Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------------
PricewaterhouseCoopers LLP

Dallas, Texas
March 17, 2000



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                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                            STATEMENTS OF NET ASSETS




                                                                December 31,
                                                               1999      1998
                                                             -------   -------
Assets

Aviall, Inc. common stock at market value ($.01 par value;
   0 shares at December 31, 1999 - See Note 1;
   12,112 shares and $82,214 cost at December 31, 1998)      $    --   141,561
                                                             -------   -------

     Total Assets                                                 --   141,561


Liabilities                                                       --        --
                                                             -------   -------

     Net Assets                                              $    --   141,561
                                                             =======   =======



                  The accompanying notes are an integral part
                         of these financial statements.

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                Year ended December 31,
                                                             1999         1998         1997
                                                          ---------    ---------    ---------
Additions
   Unrealized appreciation in fair value of investments   $      --           --       87,555
                                                          ---------    ---------    ---------

   Total additions                                               --           --       87,555

Deductions
   Employee withdrawals                                     141,561       43,404      177,228
   Unrealized depreciation in fair value of investments          --       38,595           --
                                                          ---------    ---------    ---------

   Total deductions                                         141,561       81,999      177,228
                                                          ---------    ---------    ---------

Net decrease                                               (141,561)     (81,999)     (89,673)

Net assets, beginning of year                               141,561      223,560      313,233
                                                          ---------    ---------    ---------

Net assets, end of year                                   $      --      141,561      223,560
                                                          =========    =========    =========



                  The accompanying notes are an integral part
                         of these financial statements.


                                       6
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                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     The Aviall, Inc. Employee Stock Purchase Plan (the "Plan") was established effective April 1, 1995 to promote the interests of Aviall, Inc. and its subsidiaries (collectively, the "Company") by providing eligible employees of the Company with additional incentive to continue their employment and to increase efforts to promote the Company. In 1996, the Benefits Administration Committee of the Board of Directors of Aviall, Inc. (the "Plan Administrator") elected to discontinue the Plan effective January 1, 1997. Participants were permitted to continue contributions to the Plan through December 31, 1996 and the Plan continued to hold shares on behalf of the participants in an account with Salomon Smith Barney. In 1999, the Company terminated the account with Salomon Smith Barney effective July 31, 1999. Participants received notification of the account termination and were given four options regarding their balance: (a) participate in a group sale of stock; (b) transfer to a Salomon Smith Barney retail brokerage account; (c) receive a stock certificate; or (d) deliver shares to an outside brokerage account. In all cases, fractional shares were liquidated and a check sent to the participant. At December 31, 1999, the Plan no longer held any shares.

     Prior to discontinuance, eligible employees could purchase shares of the Company's common stock through payroll deductions at a discount from market price. While the Company does not presently anticipate further share issuance under the Plan, as of December 31, 1999, 171,519 shares of the Company's $.01 par value common stock are reserved for issuance in the event the Plan is reactivated. Until such time that the account was terminated, Salomon Smith Barney was appointed as the Plan's trustee to keep record of, among other things, individual participant accounts. Reference should be made to the Plan for more complete information.

     Until such time that the Plan was discontinued, substantially all full time employees of the Company were eligible to participate in the Plan if such employees had been employed by the Company for the entire three consecutive months immediately preceding the beginning of a calendar quarter (the "Plan Quarter"). Participants were allowed to authorize payroll deductions in an amount not less than 1% and not more than 15% of their gross earnings. No employee could acquire common stock under the Plan if such acquisition would result in ownership of 5% or more of the total combined voting power or value of all classes of stock of the Company.

     Payroll deductions were credited to the contribution account of each participant. At the end of each Plan Quarter, the amount in each participant's contribution account was applied to purchase shares of the Company's common stock. The purchase price per share of common stock for each Plan Quarter was equal to the lesser of 85% of the closing market price on the first or the last day of the Plan Quarter. Common stock purchased by each participant is considered to be issued and outstanding as of the close of business on the last day of business of each Plan Quarter. Stock certificates for such shares were registered in the name of and held by the plan trustee. Upon direction by a participant, the plan trustee sold the shares of common stock credited to the participant's account and delivered such proceeds, net of sales commission, to the participants.

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

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting records of the Plan are maintained on the accrual basis. Investments are valued at quoted market value. The Company pays all of the Plan's administrative expenses except those incurred incident to the sale of participant stock.

     Unrealized appreciation/(depreciation) in fair value of investments is determined based on the change in market values from the beginning to the end of the year for shares held at the beginning and end of the year, and the difference between cost and end of year market value for shares purchased during the year that remain in the plan at year end. In determining cost, shares are assumed to be sold on a first-in-first-out basis.

     Employee withdrawals are recorded at beginning of the year market value for shares held at the beginning of the year or cost for shares purchased and sold during the year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, if any, and disclosure of contingent assets and liabilities, if any, at the dates of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   INCOME TAX STATUS

     Management believes the Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code and therefore the Plan is exempt from taxation under Section 501(a). Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     Participants are liable for income taxes on withdrawals from the Plan in accordance with the Internal Revenue Code. Participants' tax liability is more fully described in the Aviall, Inc. Employee Stock Purchase Plan Prospectus.


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                               INDEX TO EXHIBITS




EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  23.1              Consent of Independent Accountants